Jon-Luc Dupuy
May 14, 2019	617-261-3146
jon-luc.dupuy@klgates.com

VIA EDGAR

Jay Williamson

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Highland Premier Growth Equity Fund

File Nos. 033-51308; 811-07142

Dear Mr. Williamson:

On behalf of the Highland Premier Growth Equity Fund (the “Fund”), we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Fund’s responses to the comments provided by you on behalf of the staff of the SEC (the “Staff”) on April 29, 2019 relating to the 485(a) filing of the Fund on March 15, 2019. We have discussed the Staff’s comments with representatives of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding.

These responses will be reflected, to the extent applicable, in the Fund’s Registration Statement pursuant to Rule 485(b) under the Securities Exchange Act of 1933, as amended. As requested, when a comment asks for revised disclosure or revisions are contemplated by the Fund’s response, the revised disclosure has been provided.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

Prospectus

1.

We note that the Fund is changing its name from the Highland Premier Growth Equity Fund to the Highland Socially Responsible Equity Fund. In connection with the Fund’s name change, the Fund is also changing its investment strategy. With a view to the Fund’s registration statement disclosure and other investor-facing communications, please:

K&L Gates, LLP

            Jay Williamson

            May 14, 2019

a.	Explain how the Fund’s portfolio composition is likely to change in terms of key attributes such as number of holdings, market capitalization ranges, industry sector or geographic focus and the like.

Response: The Fund does not expect to materially change its portfolio composition, although specific holdings will change. The Fund will consist of a focused portfolio of approximately 40 securities, with the vast majority consisting of domestic securities that are over $2 billion in market capitalization. While sector weighting can and will vary over time, the Fund’s investments are expected to be more in-line with the S&P 500 and less focused on the technology sector than the Fund is currently. In addition, the Fund had been in the ‘Large Growth’ category and is now expected to be in the ‘Large Blend’ category due to the composition of the Fund’s new investable universe with its transition to the MSCI KLD 400 Social Index as the Fund’s primary benchmark.

b.	Advise whether the Fund anticipates significant brokerage, tax, or other expenses in connection with the repositioning of the portfolio.

Response: The Fund does not anticipate significant brokerage, tax or other expenses in connection with the repositioning of the Fund’s portfolio.

c.	Explain whether the Fund envisions using tailored proxy voting guidelines consistent with its socially responsible investing philosophy and if not, why not.

Response: The Fund intends to continue using Glass Lewis as its proxy advisory firm, which offers an ESG Policy addendum to its standard guideline that the Fund intends to utilize. Once finalized, the Fund will review the changes to the current Glass Lewis services and, if necessary, incorporate changes into its proxy voting guidelines. The Fund does not currently anticipate voting in a manner contrary to Glass Lewis recommendations.

2.

We believe terms like ESG and ‘socially responsible’ implicate Rule 35d-1 under the Investment Company Act of 1940 and that the Fund should have an 80% policy tied to equities that meets the socially responsible criteria that the Fund has delineated in its prospectus. Please revise or explain why you have not done so.

Response: The Fund notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or

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            Jay Williamson

            May 14, 2019

industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. The term “socially responsible” in the Fund’s name does not identify a type of investment or industry, but rather indicates that the Fund employs an investment strategy that analyzes the social and environmental impacts of companies. The Adviser views the term “socially responsible” as a strategy it implements, rather than an investment type it targets. Accordingly, the Fund does not believe it is required to incorporate socially responsible criteria into the Fund’s 80% policy.

However, the Fund has elected to voluntarily incorporate socially responsible criteria into its 80% policy. Accordingly, the Fund’s 80% policy has been revised as follows:

The Fund seeks to achieve its investment objectives by investing at least 80% of its net assets (plus any borrowings for investment purposes) under normal circumstances in equity securities, such as common and preferred stocks, of socially responsible companies. This investment policy may be changed by the Fund upon 60 days’ prior written notice to shareholders.

3.

We note that the Fund’s investment objective seeks long-term growth of capital and future income rather than current income. In an appropriate location in the Fund’s investment strategy disclosure, please explain what is meant by ‘long-term’ and how the Fund’s strategy assesses a company’s future income prospects.

Response: The Fund’s investment strategy disclosure has been revised as follows:

The Fund may invest in equity securities of issuers of any market capitalization. Investment selection will be based on proprietary fundamental and technical criteria, which includes evaluations based on growth, value, trend and momentum. The Adviser seeks to achieve long-term growth of capital across a full market cycle by focusing on an investable universe it believes has a sustainable, long-term competitive advantage against the market and the potential for both capital appreciation and increasing dividends over time. The portfolio managers will employ both growth and value strategies, emphasizing those which are currently in favor based on market conditions. The Adviser will also employ methods which analyze the overall health of the markets with the intent of reducing equity holdings and raising cash during cyclical stock market downturns, commonly known as ‘bear markets’.

K&L Gates, LLP

            Jay Williamson

            May 14, 2019

4.	In the fee table, please confirm that the presentation of ‘Other Expenses’ is accurate and appropriate.

Response: The fee table has been revised to delete the ‘Remainder of Other Expenses’ line item.

5.	In the Fund’s 80% policy, please include in a parenthetical ‘plus any borrowings for investment purposes’ after ‘net assets.’

Response: The Fund has added the requested disclosure to its revised 80% policy.

6.

In the Fund’s Principal Investment Strategies disclosure, we note the statement that the Fund invests primarily in companies that are included in the MSCI KLD 400 Social Index (the “Index”) or are included in the Corporate Responsibility Magazine’s List of 100 Best Corporate Citizens (the “List”). Please revise the Fund’s Item 9 disclosure to:

a.

More clearly disclose the criteria used to determine which companies are included in each of the Index and the List, for example, what factors and data are considered, by whom and how each factor is considered and weighed.

Response: The Adviser has elected to invest primarily in the Index only and will delete disclosure relating to the List. Accordingly, references to the List will be removed and the following language will be added under “Additional Information About Investment Strategies”:

MSCI KLD 400 Social Index Securities. The Index consists of large, mid and small cap companies in the MSCI USA IMI Index, but excludes securities of companies involved in nuclear power, tobacco, alcohol, gambling, military weapons, civilian firearms, genetically modified organisms (“GMOs”) and adult entertainment. MSCI Inc. (the “Index Provider” or “MSCI”) analyzes the remaining companies based on ESG performance, sector alignment and size representation. The Index is designed to maintain similar sector weights as the MSCI USA Index, which targets 99% of the market coverage of stocks that are listed for trading on the New York Stock Exchange (“NYSE”) and the NASDAQ Stock Market, and targets a minimum of 200 large and mid-cap constituents. MSCI reviews the Index quarterly and constituents are deleted if they are deleted from the MSCI USA IMI Index, fail the exclusion screens, or if their ESG ratings

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            Jay Williamson

            May 14, 2019

or scores fall below minimum standards. Additions are made by MSCI to restore the number of constituents to 400. All eligible securities of each issuer are included in the Index, so the Index may have more than 400 securities.

b.	Explain why the Adviser believes using the Index and the List as its screens for socially responsible investments is appropriate and consistent with its obligations to investors.

Response: As noted above, the Fund has elected to investment primarily in the Index and will no longer reference the List. Accordingly, references to the List will be removed and the following language will be added to the Fund’s Principal Investment Strategies:

The Fund defines socially responsible companies as those contained in the MSCI KLD 400 Index, which is a capitalization weighted index of 400 U.S. securities that provides exposure to companies with outstanding Environmental, Social and Governance (“ESG”) ratings and excludes companies whose products have negative social or environmental impacts. The Adviser believes that using the Index as its investable universe is consistent with its obligations to investors because it provides investors with access to socially responsible stocks while applying the Adviser’s proprietary analysis in order to provide better risk-adjusted returns than the Index across a market cycle. The Index serves as the investable universe from which the Adviser chooses investments and against which the Adviser applies proprietary fundamental and technical criteria, which includes evaluations based on growth, value, trend and momentum.

c.	Disclose how the Adviser makes investment decisions and constructs the portfolio as a whole, including how the Index and the List relate to the fundamental and tactical criteria that the Adviser uses.

Response: As noted above, the Fund has elected to investment primarily in the Index, will no longer reference the List, and has added the disclosure referenced in responses 6(a) and 6(b) to explain how the Adviser applies its fundamental and tactical criteria to its review of the constituents of the Index.

d.

Explain how the Adviser handles conflicts between the Index and the List. We note that # 6 on the List would be excluded from the Index because it sells tobacco. Please revise or advise as appropriate.

Response: As noted, the Fund has elected to invest primarily in the Index only and accordingly, conflicts with the List are no longer applicable.

K&L Gates, LLP

            Jay Williamson

            May 14, 2019

7.

In the October 25, 2018 address at the ICI Securities Law Development Conference, Division of Investment Management Director Dalia Blass shared several observations designed to assist issuers. In writing clear and concise disclosure that is useful to investors, with respect to risk disclosure, she observed that issuers are in the best position to identify which risks are most important and that alphabetized risk disclosure can contribute to a document in which length trumps clarity. She also identified generic risk disclosures as an area needing improvement. Currently, it appears as if some of the Fund’s principal risks disclosure is alphabetized, generic and contains a level of detail that makes it difficult to determine what is important. Please revise your Item 4 and Item 9 risk disclosures consistent with Form N-1A requirements to provide clear, concise and understandable disclosures.

Response: As requested, the Fund’s Item 4 and Item 9 principal risks disclosure has been revised to present each risk in order of importance, as determined by the Adviser, rather than alphabetically.

8.

Please consider revising the Fund’s socially responsible investing risk disclosure to briefly address additional risks associated with the Fund’s strategy such as risks arising from incomplete, non-comparable or erroneous socially responsible investing data, poorly defined metrics, subjective judgments and the like.

Response: The Fund has updated the Item 4 Socially Responsible Investment/ESG Risk to include disclosure relating to incomplete data and subjective judgments present in the Item 9 risk disclosure, as well as to make additional edits responsive to Comment 6.

Item 4

Socially Responsible Investment/ESG Risk is the risk that, because the Fund invests primarily in companies which are constituents of the Index and excludes securities of certain issuers that are not constituents of the Index, the Fund may underperform the broader equity market or other funds that do not utilize socially responsible, ESG, or sustainability criteria when selecting investments. In evaluating a company, the portfolio managers are dependent upon information and data controlled by the Index Provider in maintaining the Index that may be incomplete, inaccurate or unavailable. This could cause the portfolio managers to invest in a company based on incorrectly assessed ESG performance. Additionally, ESG factors may be evaluated differently by different managers, and may mean different things to different people.

K&L Gates, LLP

            Jay Williamson

            May 14, 2019

Item 9

Socially Responsible Investment/ESG Risk is the risk that, because the Fund invests primarily in companies which are constituents of the Index and excludes securities of certain issuers that are not constituents of the Index, the Fund may underperform the broader equity market or other funds that do not utilize socially responsible, ESG, or sustainability criteria when selecting investments. This exclusionary criteria may result in the Fund’s forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for noninvestment reasons when it might be otherwise disadvantageous for it to do so.

A company’s ESG performance or the Index Provider’s assessment of a company’s ESG performance may change over time, which could cause the Fund to temporarily hold securities that do not comply with the Fund’s strategy to invest in equity securities of socially responsible companies. In evaluating a company, the portfolio managers are dependent upon information and data controlled by the Index Provider in maintaining the Index that may be incomplete, inaccurate or unavailable. This could cause the portfolio managers to invest in a company based on incorrectly assessed ESG performance. Additionally, ESG factors may be evaluated differently by different managers, and may mean different things to different people.

9.	Please consider increasing the size of the Fund’s performance graph so that the information is more readable.

Response: As requested, the Fund has increased the size of the Fund’s performance graph so that the information is more readable.

10.

In a footnote to the Fund’s Average Annual Total Returns table, briefly explain why the one-year return after taxes on distributions and the one-year return after taxes on distributions and sale of fund shares are so significantly different.

Response: The one-year ‘Return After Taxes on Distributions and Sale of Fund Shares’ loss for the period is offset by a capital loss benefit for the assumed sale of fund shares. The ‘Return After Taxes on Distributions’ does not include an assumed sale for this period, therefore this return does not reflect the offsetting capital loss.

K&L Gates, LLP

            Jay Williamson

            May 14, 2019

11.

In the third sentence under the heading, ‘Additional Information about Investment Strategies,’ please consider removing the statement ‘except to the extent’ and revise the Fund’s Item 9 disclosure to address the Fund’s principal investment strategies and types of investments.

Response: As requested, the statement ‘except to the extent’ in the third sentence under the heading ‘Additional Information about Investment Strategies’ has been deleted and the Fund’s Item 9 disclosure has been revised to delete the sections with the following headings: Assignments, Investment Grade Securities and Below Investment Grade Securities.

12.

Under the heading, ‘Additional Information about Investment Strategies,’ we note that the statement that the Fund may borrow an amount up to 33 1/3% of its total assets. If the Fund presently intends to use leverage, please revise the disclosure to state so clearly and indicate the approximate range of leverage the Fund intends to use. In addition, if applicable, please revise the fee table to reflect the costs associated with the Fund’s use of leverage.

Response: The Fund does not presently intend to use a material amount of leverage and accordingly, the fee table has not been revised to reflect costs associated with the Fund’s use of leverage.

13.

In the first paragraph under the sub-heading ‘Cash and Temporary Defensive Positions’ under the heading ‘Additional Information about Investment Strategies,’ please explain what is referred to by ‘during the Fund restructuring.’

Response: The referenced language referred to the repositioning of the Fund’s portfolio. The Fund has modified the referenced disclosure to: ‘during the Fund’s repositioning’ to clarify this point.

14.

In the first paragraph under the sub-heading ‘Cash and Temporary Defensive Positions’ under the heading ‘Additional Information about Investment Strategies,’ please explain what is referred to by ‘it may equitize cash.’

Response: The Fund has revised the second sentence in the first paragraph under the sub-heading ‘Cash and Temporary Defensive Positions’ under the heading ‘Additional Information about Investment Strategies’ as follows:

If the Fund invests in equity securities, it may equitize cash, including by purchasing proxies for stocks such as ETFs, options or futures, in order to provide equity-like risk and returns on temporary cash balances.

K&L Gates, LLP

            Jay Williamson

            May 14, 2019

15.	Under the heading ‘Leveraged Investment Techniques and Short Positions,’ the disclosure is inconsistent with the use of leverage for investment purposes. Please revise as appropriate.

Response: While the Fund may invest in “permitted leveraged investments” pursuant to its fundamental investment restrictions as set forth in the Fund’s Statement of Additional Information, the Fund does not intend to use a material amount of leverage for investment purposes. The Fund has revised the referenced disclosure as noted below to resolve the inconsistency. The use of derivatives and other investments that create the effect of leverage are discussed elsewhere in the prospectus.

Subject to applicable regulations, the Fund may borrow for investment purposes on a limited basis, to meet redemption requests and for temporary, extraordinary or emergency purposes. To the extent the Fund borrows money from a bank, it may be required to post cash and/or securities as collateral to cover the loan until such time as it is repaid.

K&L Gates, LLP

            Jay Williamson

            May 14, 2019

16.

Under the heading ‘Additional Information About Risks,’ please review the risk disclosure to ensure that it continues to represent the Fund’s principal risks in light of the Fund’s revised investment strategy. If a risk is no longer principal, please remove it or relocate it to the Fund’s Statement of Additional Information.

Response: As requested, the Fund has revised the risk disclosure under the heading “Additional Information About Risks’ to remove risks that are no longer principal risks of the Fund.

17.	On page 24, we note the reference to the Fund’s socially responsible investing principles. It is unclear what these principles are and where they are disclosed. Please revise or advise as appropriate.

Response: The Fund’s use of the phrase “socially responsible investing principles” was intended to reflect the socially responsible strategies of the Fund. To avoid confusion, the Fund will edit the Socially Responsible Investment/ESG Risk to remove references to “socially responsible investing principles” as shown in the response to Comment 8.

18.

In the ‘Appendix – Prior Performance of Comparable Account Similarly Managed by the Adviser’, we note that the Fund is presenting prior performance information for a comparable sleeve of a mutual fund that the Adviser managed. Based on the Fund’s current disclosure, it is unclear why presenting the performance of a sleeve of a mutual fund is appropriate and what no-action letters the Fund is relying on in order to do so. It is unclear, for example, whether the Adviser was a Sub-adviser to a multi-manager fund and is presenting the only sleeve it managed. Please explain what performance information is being presented and why it is appropriate.

Response: The performance information being presented is that of a sleeve of a mutual fund (the “Comparable Account”) for which the Adviser served as investment manager. While the Adviser served as investment adviser to all sleeves of the mutual fund, one of the Fund’s portfolio managers, Mike Hurley, only exercised investment discretion over the Comparable Account proposed to be included as related performance. The Comparable Account is composed of assets dedicated to a strategy substantially similar to that of the Fund, with separate trading pools, cash allocations and performance tracking. The Comparable Account’s records support the performance calculations required under Rule 204-2(a)(16) of the Investment Advisers Act of 1940. The Fund is relying upon the Nicholas Applegate no-action letter to include the Comparable Account information as performance of a substantially similar strategy to the Fund that is managed by the Adviser. Accordingly, the Fund believes the performance information of the Comparable Account is appropriate to include because, although the sleeve itself is not a separate entity or vehicle, it is a defined pool of assets within such an entity or vehicle that is managed under a substantially similar strategy to the Fund’s strategy.

K&L Gates, LLP

            Jay Williamson

            May 14, 2019

19.

In the ‘Appendix – Prior Performance of Comparable Account Similarly Managed by the Adviser’, it is noted that ‘The following performance information for the Comparable Account was prepared in accordance with industry best practices.’ Please clarify what is meant by ‘industry best practices’ and otherwise explain why your calculation based on industry best practices is appropriate and not misleading. In responding, please explain how the performance information was calculated and confirm that the presentation is net of all actual fees and expenses.

Response: The performance of the Comparable Account is net of all actual fees and expenses and is supported by the records required under Rule 204-2(a)(16) of the Investment Advisers Act of 1940. The performance calculation is consistent with industry best practices as the Comparable Account’s returns are based solely on the net asset value of the Comparable Account struck daily by its administrator. As noted in Response 18, the Fund believes the inclusion of the performance of the Comparable Account is appropriate and not misleading as the Comparable Account is composed of assets dedicated to a strategy substantially similar to that of the Fund, with separate trading pools, cash allocations and performance tracking.

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If you have any questions, please do not hesitate to contact the undersigned at (617) 261-3146.

Sincerely,
K&L GATES, LLP
Jon-Luc Dupuy, Esq.

cc:	Lauren Thedford, Esq.